January 26, 2007

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Room 4561
100 F Street, N.E.
Washington, D.C. 20549

Attention: Megan Akst

Re:	Item 4.02 Form 8-K
Filed on December 11, 2006 File No. 0-29230

Ladies and Gentlemen:

Take-Two Interactive Software, Inc. (the “Company”) is in receipt of the Staff’s comment letter dated December 12, 2006 regarding its current report on Form 8-K filed on December 11, 2006. As part of the Company’s desire to be responsive to the Staff’s comments, our counsel informed Ms. Akst of the Company’s Form 8-K updating the current status of the stock option review by the Special Committee of the Company’s Board of Directors prior to the filing of the Form 8-K on January 22, 2007. As our counsel explained to Ms. Akst, because the report of the Special Committee’s advisors was first submitted to the Company late last week, the Company is still determining the impact the findings will have on the Company’s financial statements, including the financial impact related to the disqualification of any incentive stock options and related disclosures. Pursuant to your request, the Company hereby informs you that it currently intends to respond to the comment letter as soon as practicable. The Company will continue to apprise the Staff as to its progress. The Company thanks the Staff for continuing to work with it on this matter.

Very truly yours, /s/ Karl H. Winters Karl H. Winters Chief Financial Officer Take-Two Interactive Software, Inc.